UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*




                         Assisted Living Concepts, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    04543L109
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                                 (CUSIP Number)

                                December 31, 1998
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                         [X] Rule 13d-1(b)
                         [ ] Rule 13d-1(c)
                         [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 04543L109
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(1)  Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only): Palisade Capital Management,  L.L.C., Tax ID #: 22-3330049
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(2)  Check  the  Appropriate  Box if a Member  of a Group (See  Instructions)
        (a)                                             (b)
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(3)  SEC Use Only
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(4)  Citizenship or Place of Organization:  New Jersey
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Number of  Shares Beneficially Owned by Each       (5) Sole Voting
      Reporting Person With                              Power:       1,368,955
                                                   (6) Shared Voting
                                                         Power:          --
                                                   (7) Sole Dispositive
                                                         Power:       1,368,955
                                                   (8) Shared Dispositive
                                                         Power:          --
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(9)  Aggregate   Amount   Beneficially   Owned   by  Each   Reporting   Person:
     1,368,955 (includes 190,955 shares issuable to the reporting person upon conversion of convertible securities of the Issuer)
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)
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(11) Percent of Class Represented by Amount in Row (9):  7.8%
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(12)  Type of Reporting Person (See Instructions):   IA
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




Item 1(a).  Name Of Issuer:  Assisted Living Concepts, Inc.
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Item 1(b).  Address  of  I ssuer's  Principal   Executive   Offices:  9955  S.E.
Washington, Suite 201, Portland, OR 97216
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Item 2(b).  Address of Principal  Business Office or, if None,  Residence:  One
Bridge Plaza,  Suite 695, Fort Lee,  NJ 07024
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Item 2(c).  Citizenship:  New Jersey
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Item 2(d).  Title of Class of Securities:  Common Stock
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Item 2(e).  CUSIP No.:  04543L109
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Item 3. If This  Statement Is Filed  Pursuant to ss.240.13d-1(b) or 240.13d-2(b)
or (c), check whether the Person Filing is a

        (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

        (d) [ ] Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

        (e) [X] An Investment Adviser in accordance with ss.240.13d-1(b)(1)(ii)
(E);

        (f) [ ] An Employee Benefit Plan or Endowment Fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) [ ] A Parent Holding Company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

        (h) [ ] A Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [ ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

         (a)  Amount Beneficially Owned (as of December 31, 1998)

              1,368,955 (includes 190,955 shares issuable to the reporting person upon conversion of convertible securities of the Issuer)

         (b)  Percent of Class (as of December 31, 1998):

              7.8% (assuming the issuance of the 190,955 shares to the reporting person upon conversion of convertible securities of the Issuer)

         (c)  Number of Shares as to which such person has:

             (i) sole power to vote or to direct the vote    1,368,955

            (ii) shared power to vote or to direct the vote       --

           (iii) sole power to dispose or to direct the disposition of 1,368,955
                                                                     -----------

           (iv)  shared power to dispose or to direct the disposition of    --
                                                                   -------------


Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         The shares beneficially owned by the reporting person are held on behalf of the reporting person's clients in accounts over which the reporting person has complete investment discretion. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. No other person's interest relates to more than five percent of the class. No client account contains more than five percent of the class.

Item 7.  Identification  and  Classification of the Subsidiary Which Acquired
         the Security Being Reported on by the  Parent Holding Company.    N/A

Item 8.  Identification and Classification of Members of the Group.    N/A

Item 9.  Notice of Dissolution of Group.   N/A

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                     January 30, 1999
                                                          (Date)



                                                     /s/ Steven E. Berman
                                                         (Signature)



                                                     Steven E. Berman/Member
                                                      (Name/Title)

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)